Pricing Supplement No. 30 dated October 24, 1997                  Rule 424(b)(3)
(To Prospectus dated July  8, 1996 and                        File No. 333-05701
Prospectus Supplement dated August 7, 1997)

                                  ADVANTA CORP.
                      VALUE NOTES(SM), SERIES A - FIXED RATE
================================================================================
Cusip No.:  00757GBF5                                  Interest Rate: 7.35%
Aggregate Principal Amount: $353,000.00                Maturity Date: 10/29/2002
Total Agents' Discount or Commission: $4,412.50        Issue Date: 10/29/97
Net Proceeds to Issuer:  $348,587.50                   Trade Date:  10/24/97
================================================================================

                                                             Agent's Discount    Net Proceeds
               Name of Agent              Principal Amount     or Commission       to Issuer
               -------------              ----------------   ----------------    ------------
Legg Mason Wood Walker, Incorporated       $   190,000.00      $   2,375.00     $   187,625.00
Sage Rutty & Co.                           $   127,000.00      $   1,587.50     $   125,412.50
Dain Bosworth, Inc.                        $    36,000.00      $     450.00     $    35,550.00

Interest Payment Dates:  December 15, 1997 and the 15th day of each succeeding calendar month through and including October 15, 2002 and on the Maturity Date; provided however, that if this Note is redeemed, in whole or in part, at the option of the Company prior to the Maturity Date, the final Interest Payment Date with respect to the principal amount so redeemed shall be the Redemption Date (as defined herein).

Day Count Convention:

         [X]      30/360 for the period from 10/29/97 to 10/28/2002

Redemption:

         [ ]      The Notes cannot be redeemed prior to the Stated Maturity
                  Date.

         [X] The Notes may be redeemed, in whole or in part, prior to the Stated Maturity Date.
                           Initial Redemption Date: November 15, 1999
                           Initial Redemption Percentage:  100%
                           Annual Redemption Percentage Reduction: 0%.
                           See "Other Provisions" below.

Form:    [X]      Book Entry

Agent acting in the capacity as indicated below:

         [X]      Agent                         [ ]      Principal

If as Principal:

         [ ] The Notes are being offered at varying prices related to prevailing market prices at the time of resale.

         [ ] The Notes are being offered at a fixed initial public offering price of ____% of principal amount.
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If as Agent:

         The Notes are being offered at a fixed initial public offering price of 100% of principal amount.

[X]      Other Provisions: This Note may be redeemed, in whole or in part, by the Company on November 15, 1999 (the "Initial Redemption Date") and on any Interest Payment Date thereafter (each, a "Redemption Date"), on written notice given not more than 60 nor less than 30 days prior to such Redemption Date. In the event of any such redemption by the Company, the Redemption Price shall be 100% of the principal amount of this Note so redeemed.

                           Agent:  Dain Bosworth, Inc.

                               RECENT DEVELOPMENTS

         On October 28, 1997, Advanta Corp. (the "Company") announced that it has reached a definitive agreement under which Fleet Financial Group ("Fleet") will acquire the Company's consumer credit card business and will combine it with Fleet's consumer credit card business. The Company will continue to operate its mortgage and business services companies.

         The Company intends to seek shareholder approval and the transaction is subject to regulatory approval. The transaction, which is expected to close by late 1997 or early 1998, is anticipated to have a total value to the Company of approximately $1.3 billion, including an after tax gain of approximately $500 million.

         The Company also announced that it intends to make a tender offer to repurchase between $750 to $850 million of the Company's common stock in 1998, following the closing of the transaction. The Company presently expects the tender offer to be at a price between $40 and $45 per share. Following the tender offer, the Company will be well-capitalized with a book value of approximately $650 million. The Company will have combined managed assets of $8.4 billion and an additional $10.3 billion of mortgage contracts serviced for a total of $18.7 billion.

         The Company also announced that Dennis Alter will resume his long-held position as Chief Executive Officer of Advanta. Alex "Pete" Hart, former Chief Executive Officer, and Jim Allhusen, Group Executive of Advanta Personal Payment Services, are leaving to pursue other interests.

         On October 28, 1997, in connection with the Company's announcement described above, Moody's Investors Service lowered its ratings of the Company's debt securities. As of the date of this Pricing Supplement, senior debt of the Company is rated investment grade (at or above investment grade level) by three of the nationally recognized rating agencies, but is rated two levels below investment grade by Standard and Poor's and three levels below investment grade by Moody's Investor Service.

         This Prospectus Supplement contains forward-looking statements, including but not limited to projections of future earnings, that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The most significant among these risks and uncertainties are: (1) the Company's managed net interest margin, which in turn is affected by the Company's success in originating new credit card accounts, the receivables volume and initial pricing of new accounts, the impact of repricing existing accounts and account attrition, the mix of account types and interest rate fluctuations; (2) the level of delinquencies and charge-offs; and
(3) the level of expenses. Earnings also may be affected by factors that affect consumer debt, competitive pressures and the ratings on debt of the Company and its subsidiaries. The transaction described herein also may be affected by factors which include the timing of closing as well as contingencies. The proposed tender offer also may be affected by factors which include the closing of the transaction and the price at which the Company's stock is trading at the time of the proposed tender offer. Additional risks that may affect the Company's future performance are detailed in the Company's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q.

[ ]      PaineWebber Incorporated

                  [X]      Legg Mason Wood Walker, Incorporated

                                                       [X]      Sage Rutty & Co.